UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 5)

                   Under the Securities Exchange Act of 1934*

                             MANUGISTICS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.002 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    565011103
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                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                October 24, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------
CUSIP No. 565011103
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Private Equity VIII, L.P.          I.R.S. #13-4161869
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    7,619,800
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,619,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,619,800
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.90%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 565011103
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg Pincus & Co.                              I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    7,619,800
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,619,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            7,619,800
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                                [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.90%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 565011103
-------------------

----------- --------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Warburg Pincus LLC                                 I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    7,619,800
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,619,800
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,619,800
---------- ---------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                                [ ]

---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.90%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- ---------------------------------------------------------------------

     This Amendment No. 5 to Schedule 13D ("Amendment No. 5") is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), and Warburg Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons"), and amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission on August 30, 2002 (the "Original Schedule 13D") as amended and supplemented on September 9, 2002 by Amendment No. l, on September 20, 2002 by Amendment No. 2, on September 27, 2002 by Amendment No. 3, and on October 21, 2002 by Amendment No. 4. The holdings of the Reporting Persons indicated in this Amendment include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I"), Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII", and together with WP VIII, WPNPE VIII I and WPNPE VIII II, the "Investors"). WP, WP LLC and the Investors are referred to in this
Schedule 13D as the "Group Members".

     Unless otherwise indicated in this Amendment No. 5, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Original Schedule 13D.

     The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Group Members to file jointly is attached as Exhibit 1 to the Original
Schedule 13D.

Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Item 4. Purpose of Transaction

     The information in Item 4 is hereby amended and restated in its entirety as follows:

     The purchase by the Investors of beneficial ownership of the shares of Common Stock as described herein was effected because of the Reporting Persons' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional securities of the Company, engage in discussions with the Company concerning further acquisitions of securities of the Company or otherwise invest in the Company or one or more of its subsidiaries. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Company's securities, subsequent developments concerning the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, contractual obligations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Company or to sell any or all of the securities of the Company that they hold.

     Each of the Investors is a partnership engaged in making private equity and related investments. In connection with that business, the Reporting Persons frequently seek to make significant investments in the entities in which they invest. The Reporting

Persons have followed the Company and the industry for many years and are supportive of the management team and its strategy.

     On October 24, 2002, WP VIII and the Company entered into a Standstill Agreement (the "Standstill Agreement"), pursuant to which the Company represented that its Board of Directors (the "Board") had taken all actions necessary to ensure that the restrictions contained in Section 203 of the Delaware General Corporation Law will not apply to the acquisition of beneficial ownership by the Reporting Persons of up to 19.9% of the Common Stock.

     Under the Standstill Agreement, during the Standstill Period (as defined below), WP VIII agreed that it will not, nor will it permit certain of its affiliates to, without the Company's written consent:

     o purchase or otherwise acquire, directly or indirectly, or agree or offer to purchase or otherwise acquire, any shares of Common Stock if, as a result thereof, WP VIII, together with certain of its affiliates, would, in the aggregate, beneficially own shares of Common Stock representing more than the 19.9% of the Common Stock;

     o initiate or propose any matter for a vote of the stockholders of the Company or "solicit," or become a "participant," directly or indirectly, in any "solicitation" of proxies (as such terms are defined under the Exchange Act) from any holder of shares of capital stock of the Company in connection with any vote or other action on any matter or agree or announce its intention to vote with any person undertaking a "solicitation" or seek to advise, encourage or influence any person with respect to the voting of any voting securities of the Company;

     o make any public announcement, public proposal or public offer with respect to certain transactions that would result in a change of control involving the Company or its securities or assets;

     o enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing, or otherwise form, join or in any way participate in a Group (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing;

     o deposit any shares of Common Stock in any voting trust or subject the shares of Common Stock to any arrangement or agreement with respect to the voting of any shares of Common Stock except as set forth in the Standstill Agreement; or

     o (i) request permission or participate in any effort to do any of the foregoing or (ii) request the Company to amend or waive any provision of this paragraph, in a manner which would require public disclosure of such action under applicable law.

     Additionally, WP VIII agreed to reasonably promptly advise the Company of any proposal made to it by a third party with respect to any of the foregoing.

     Under the Standstill Agreement, the Company also agreed not take any action to prevent, limit or restrict the acquisition of shares of Common Stock by WP VIII by means of adopting a stockholders rights agreement (creating what is commonly referred to as a "poison pill") or similar agreement which limits or restricts the ability of WP VIII and certain of its affiliates to beneficially own in the aggregate 19.9% of the Common Stock.

     The Company also agreed for as long as WP VIII and certain of its affiliates beneficially own in the aggregate at least ten percent (10%) of the Common Stock, to nominate and use its reasonable efforts to have one individual designated by the WP VIII and reasonably acceptable to the Company elected to the Board (the "Stockholder Director").

     On October 24, 2002, the Board elected William H. Janeway to the Board. Dr. Janeway is a Partner of WP and a Vice Chairman and member of WP LLC.

     Under the Standstill Agreement, in the event that WP VIII beneficially owns less than 10% of the outstanding shares of Common Stock as a result of the sale, transfer or disposition of shares of Common Stock by WP VIII, then upon the request of the Company, the Stockholder Director would be required to resign from the Board. In the event that WP VIII beneficially owns less than 7.5% of the Common Stock as a result of any action other than the sale, transfer or disposition of shares of Common Stock by WP VIII (the "7.5% Condition"), then WP VIII upon notice from the Company may acquire shares of Common Stock, during a sixty (60) day period following such notice (exclusive of any applicable blackout periods), in order to satisfy the 7.5% Condition.

     Under the Standstill Agreement, the Standstill Period means the period beginning on October 24, 2002 and ending on the earliest of (i) the October 24, 2005, or (ii) the date on which an entity other than the Reporting Persons acquires beneficial ownership of more than 15% of the Common Stock if the Company consents to such acquisition on terms more favorable than those contained in the Standstill Agreement or (iii) the date on which the Company either breaches its obligations with respect to (a) a stockholders rights agreement or (b) the nomination and use of reasonable efforts to elect to the Board an individual designated by WP VIII, reasonably acceptable to the Company.

     Other than as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     The foregoing summary of the terms of the Standstill Agreement does not purport to be a complete discussion of the agreement. Accordingly, the foregoing is qualified in its entirety by reference to the full text of the Standstill Agreement, which is filed as an exhibit to this Amendment No. 5 and incorporated by reference in this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

     1. Standstill Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 25, 2002                WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated:  October 25, 2002                WARBURG PINCUS & CO.

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated:  October 25, 2002                WARBURG PINCUS LLC

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Managing Director


Dated: October 25, 2002                 WARBURG PINCUS NETHERLANDS
                                        PRIVATE EQUITY VIII C.V. I

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner

Dated: October 25, 2002                 WARBURG PINCUS NETHERLANDS
                                        PRIVATE EQUITY VIII C.V. II

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated: October 25, 2002                 WARBURG PINCUS GERMANY
                                        PRIVATE EQUITY VIII KG

                                        By: Warburg Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner

                                  Exhibit Index

Exhibit 1.        Standstill Agreement